Exhibit (e)

DIVIDEND REINVESTMENT PLAN

OF

COMVEST CREDIT PARTNERS BDC FUND, L.P.*

Comvest Credit Partners BDC Fund, L.P., a Delaware limited partnership (the “Partnership,” together with any successor entity thereto, the “Fund”), has adopted the following plan (the “Plan”), to be administered by the Fund or such other administrator as the Fund may appoint (the “Plan Administrator”), with respect to dividends and other distributions declared by the Board of Directors (following the BDC Conversion, the Board of Trustees) of the Fund (the “Board”) on its common shares of beneficial interest, par value $0.001 per share (the “Common Shares”):

1. Unless a shareholder specifically elects to receive cash as set forth below, all net investment income dividends and all capital gains distributions hereafter declared by the Board shall be payable in shares of the Common Shares, and no action shall be required on such shareholder’s part to receive a distribution in Common Shares.

2. Such net investment income dividends and capital gains distributions shall be payable on such date or dates as may be fixed from time to time by the Board to shareholders of record at the close of business on the record date(s) established by the Board for the net investment income dividend and/or capital gains distribution involved.

3. The Fund shall use only newly-issued shares of its Common Shares to implement the Plan. The number of shares to be issued to a shareholder that has not elected to have its distributions in cash in accordance with paragraph 4 (each, a “Participant”) shall be determined by dividing the total dollar amount of the distribution payable to such Participant by the net asset value per share as of the last day of the Fund’s fiscal quarter immediately preceding the date such distribution was declared (the “Reference NAV”); provided that in the event a distribution is declared on the last day of a fiscal quarter, the Reference NAV shall be deemed to be the net asset value per share as of such day.

4. A shareholder may elect from time to time to receive his, her or its net investment income dividends and capital gains distributions in cash. To exercise this option, such shareholder shall notify the Plan Administrator, in writing or by other means made available by the Plan Administrator so that such notice is received by the Plan Administrator no later than five days prior to the payment date fixed by the Board for the net investment income dividend and/or capital gains distribution. If the request to terminate participation in the Plan is received less than five days prior to the payment date then that dividend will be reinvested, but all subsequent dividends on all balances will be paid out in cash. Such election shall remain in effect (without the requirement to confirm the election) until the shareholder shall notify the Plan Administrator in writing of such shareholder’s withdrawal of the election, which notice shall be delivered to the Plan Administrator no later than five days prior to the payment date fixed by the Board for the next net investment income dividend and/or capital gains distribution by the Fund.

*

Comvest Credit Partners BDC Fund, L.P. intends to convert to a Delaware statutory trust and elect to be treated as a business development company under the Investment Company Act of 1940, as amended (the “BDC Conversion”)

5. The Plan Administrator will set up an account for shares acquired pursuant to the Plan for each Participant. The Plan Administrator will hold each Participant’s shares, together with the shares of other Participants, in non-certificated form in the Plan Administrator’s name or that of its nominee.

6. The Plan Administrator will confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable but not later than 30 business days after the date thereof. Although each Participant may from time to time have an undivided fractional interest (computed to three decimal places) in a share of Common Shares, no certificates for a fractional share will be issued. However, dividends and distributions on fractional shares will be credited to each Participant’s account. In the event of termination of a Participant’s account under the Plan, the Plan Administrator will adjust for any such undivided fractional interest in cash at the market value of the Fund’s shares at the time of termination.

7. If the Plan Administrator is not the Fund, the Plan Administrator will forward to each Participant any Fund related proxy solicitation materials and each Fund report or other communication to shareholders, and will vote any shares held by it under the Plan in accordance with the instructions set forth on proxies returned by Participants to the Fund or the Plan Administrator.

8. In the event that the Fund makes available to its shareholders rights to purchase additional shares or other securities, the shares held by the Plan Administrator for each Participant under the Plan will be added to any other shares held by the Participant in certificated form in calculating the number of rights to be issued to the Participant.

9. If the Plan Administrator is not the Fund, the Plan Administrator’s service fee, if any, and expenses for administering the Plan will be paid for by the Fund.

10. Each Participant may terminate his, her, or its participation in the Plan by so notifying the Plan Administrator by such means as the Plan Administrator may specify in writing to the Participants. Such termination will be effective immediately if the Participant’s notice is received by the Plan Administrator more than five days prior to any dividend or distribution payment date. If notice to terminate the Participant’s account is received less than five days prior to a payment date then that dividend or distribution will be reinvested, but all subsequent dividends and distributions will be paid out in cash on all balances. The Plan may be terminated by the Fund upon notice in writing mailed to each Participant at least 30 days prior to any record date for the payment of any dividend or distribution by the Fund.

11. For as long as the Fund is the Plan Administrator, a Participant may notify the Plan Administrator at 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, FL 33401 Attention: Plan Administrator, or such other administrator as the Fund may appoint.

12. The Plan Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law.

13. These terms and conditions shall be governed by the laws of the State of Delaware, without regard to the conflicts of law principles thereof, to the extent such principles would require or permit the application of the laws of another jurisdiction.

Effective as of [October 20], 2023